FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-177962

PROSPECTUS

OPKO HEALTH, INC.

4,494,380 shares

of

Common Stock

This prospectus relates to the resale from time to time of up to a total of 4,494,380 shares of our common stock, which are held by the selling stockholders named in this prospectus. The selling stockholders acquired the common stock from us in a merger transaction that closed on October 13, 2011, and that is more fully described in the section entitled “Prospectus Summary.” We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 6. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is listed on the New York Stock Exchange under the trading symbol “OPK.” On November 25, 2011, the last reported sale price of our common stock was $4.82 per share.

An investment in our common stock involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus and under any similar headings in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 28, 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on the front of this prospectus or the prospectus supplement, as applicable, and that any information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, in this prospectus, the terms the “Company,” “OPKO,” “we,” “our,” “ours,” and “us” refers to OPKO Health, Inc., a Delaware corporation, including our wholly-owned subsidiaries. References to “selling stockholders” refers to the stockholders listed herein under the heading “Selling Stockholders” on page 3, who may sell shares from time to time as described in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any prospectus supplement and the documents that we incorporate by reference into this prospectus, before making an investment decision.

ABOUT OPKO HEALTH, INC.

We are a multi-national biopharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging our discovery, development and commercialization expertise and our novel and proprietary technologies. Our current focus is on conditions with major unmet medical needs. We are developing a range of solutions to diagnose, treat and prevent various conditions, including molecular diagnostics tests, proprietary pharmaceuticals and vaccines. We plan to commercialize these solutions on a global basis in large and high growth markets, including emerging markets. We have already established emerging markets pharmaceutical platforms in Chile and Mexico, which are delivering revenue and which we expect to deliver cash flow and facilitate future market entry for our products currently in development. We also actively explore opportunities to acquire complementary pharmaceuticals, compounds, technologies, and businesses.

Our shares are publicly traded on the New York Stock Exchange under the trading symbol “OPK”. We were incorporated in Delaware in October 1991. Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is (305) 575-4100. We also have offices in Santiago, Chile, laboratory facilities in Jupiter and Miramar, Florida, office space and manufacturing facilities in Woburn, Massachusetts and Guadalajara, Mexico. Our Internet website address is www.opko.com.

THE OFFERING

Common stock to be offered by the selling stockholders	4,494,380 shares

Common stock outstanding after the offering	290,272,310 shares

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

New York Stock Exchange Trading Symbol	OPK

The selling stockholders named in this prospectus may offer and sell up to 4,494,380 shares of our common stock. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock that have been issued pursuant to the agreement and plan of merger by and among the Company, Claros Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, or Merger Sub, Claros Diagnostics, Inc., a Delaware Corporation, or Claros, and certain stockholders of Claros. When we refer to the selling stockholders in this prospectus, we are referring to the former stockholders of Claros who are named in this prospectus as the selling stockholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

MERGER AGREEMENT

On October 13, 2011, we entered into an agreement and plan of merger, or the merger agreement, with Claros, Merger Sub and certain stockholders of Claros, in each case in his or her capacity as a member of the stockholder representative committee constituted under the merger agreement. Pursuant to the merger agreement, we agreed to acquire Claros pursuant to a merger of Claros with and into Merger Sub, with Merger Sub being the surviving entity.

Pursuant to the merger agreement, we paid $10 million in cash subject to certain set-offs and deductions and $20 million in shares of our common stock based on the average closing sales price per share of our common stock as reported by the New York Stock Exchange for the ten trading days immediately preceding the closing date of the merger, or $4.45 per share. In connection with the merger, we issued 3,370,784 shares of our common stock to the former stockholders of Claros and deposited an additional 1,123,596 shares of our common stock into an escrow account for the benefit of the Company and the former stockholders of Claros, the proceeds of which may be used to satisfy, among other things, indemnification claims. In addition, we agreed to pay up to an additional $19.125 million in shares of our common stock subject to the achievement of certain milestones.

Pursuant to the merger agreement, we agreed to file this registration statement with the Securities and Exchange Commission, or SEC, to register for resale the shares of our common stock issued at closing in the merger. The issuance of shares of our common stock in the merger was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to other information contained in this prospectus and any accompanying prospectus supplement, before investing in our securities, you should carefully consider the risks described under the heading “Risk Factors”, and under the same or similar headings in our most recent Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2010 and any subsequent Quarterly Reports on Form 10-Q, as amended. These risks are not the only ones faced by us. Without limitation, you should also carefully consider the risks noted under the caption “Information Concerning Forward-Looking Statements” in this prospectus. Additional risks not known or that are presently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. Additional risk factors may be included in a prospectus supplement. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” section in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and our consolidated financial statements and other documents incorporated by reference in this prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, as amended, filed with the SEC. Accordingly, you should not unduly rely on these forward-looking statements. Except as required by law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

Each selling stockholder will pay any underwriting discounts and commissions and any expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by such selling stockholder in disposing of shares covered by this prospectus.

SELLING STOCKHOLDERS

On October 13, 2011, we issued to the selling stockholders named below an aggregate of 4,494,380 shares of common stock in a merger transaction, which includes 1,123,596 shares of common stock deposited into an escrow account for the benefit of the Company and the former stockholders of Claros, the proceeds of which may be used to satisfy, among other things, indemnification claims. For more information, see “Prospectus Summary—Merger Agreement” above. This prospectus relates to the possible resale by the selling stockholders of any or all of the shares of common stock issued at closing in the merger transaction.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering are based on 290,272,310 shares of our common stock issued and outstanding as of November 1, 2011. The number of shares beneficially owned prior to offering column indicates the number of shares of common stock beneficially owned by each selling stockholder as of October 14, 2011. We have determined beneficial ownership in accordance with SEC rules.

The number of shares being offered column indicates the total number of shares of our common stock that each selling stockholder may offer under this prospectus.

The shares beneficially owned after offering column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long any of the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered Hereby(2)(3)	Shares Beneficially Owned After Offering(2)
Name of Selling Stockholders(1)	Number	Percent		Number	Percent
Binur, Yuval	14,812	*	14,812	0	*
BioVentures Investors (Offshore) III L.P.	184,820	*	184,820	0	*
BioVentures Investors III Limited Partnership	903,248	*	903,248	0	*
Commons Capital LP	118,692	*	118,692	0	*
Geoffrion, Richard	14,812	*	14,812	0	*
Hochman, David	14,812	*	14,812	0	*
mRNA Fund V L.P.	37,220	*	37,220	0	*
Oxford Bioscience Partners V L.P.	1,651,636	*	1,651,636	0	*
Davis, Jack	28,169	*	28,169	0	*
Popper, Caroline	31,651	*	31,651	0	*
Popper & Company, LLC	733	*	733	0	*
Linder, Vincent	308,005	*	308,005	0	*
Magliochetti, Michael	308,005	*	308,005	0	*
Sia, Samuel	219,500	*	219,500	0	*
Steinmiller, David	308,005	*	308,005	0	*
Dirckx, Matthew	8,121	*	8,121	0	*
Houtchens, Graham	2,552	*	2,552	0	*
Karaseva, Nadezda	2,668	*	2,668	0	*
Fagan, Gary	20,883	*	20,883	0	*
Leek, Adrian	17,403	*	17,403	0	*
Lascelle, Kimberly	2,552	*	2,552	0	*
Mugo, Isaac	2,552	*	2,552	0	*
Nahas, Michelle	8,121	*	8,121	0	*
Reeve, Michael	17,171	*	17,171	0	*
Szeto, Annie	3,016	*	3,016	0	*
Tan, Enqing	18,563	*	18,563	0	*
Taylor, Jason	18,563	*	18,563	0	*
Wittenberg, Judy	2,320	*	2,320	0	*
Bartsch, Georg	30,447	*	30,447	0	*
Dretler, Stephen	15,224	*	15,224	0	*
Simpson, Bonnie	15,224	*	15,224	0	*
Getzenberg, Robert	1,740	*	1,740	0	*
Johnson, John	580	*	580	0	*
Lilja, Hans	1,160	*	1,160	0	*
Parsons, George	464	*	464	0	*
Pfeffer, Christian	1,740	*	1,740	0	*
Scardino, Peter	30,447	*	30,447	0	*
Scholz, Manfred	1,160	*	1,160	0	*
Vaughan, Darricott	30,447	*	30,447	0	*
Wein, Alan	30,447	*	30,447	0	*
Whitesides, George	4,640	*	4,640	0	*
Zappala, Stephen	1,160	*	1,160	0	*
President and Fellows of Harvard College	60,895	*	60,895	0	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	The natural person that votes for each entity selling stockholder is listed in the table below:

Name of Selling Stockholder That is an Entity	Natural Person That Votes
BioVentures Investors (Offshore) III L.P.	Marc E. Goldberg
BioVentures Investors III Limited Partnership	Marc E. Goldberg
Commons Capital LP	William Osborn
mRNA Fund V L.P.	Jonathan Fleming and Matthew Gibbs
Oxford Bioscience Partners V L.P.	Jonathan Fleming and Matthew Gibbs
Popper & Company, LLC	Caroline Popper
President and Fellows of Harvard College	Gary F. Snerson, Sr. VP of Estates and Special Investments

(2)

We do not know when or in what amounts a selling stockholder may offer for sale shares of common stock covered by this prospectus. The selling stockholders may not sell any or all of such shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock covered by this prospectus pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of such shares, we cannot estimate the number of such shares that will be held by the selling stockholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares of common stock covered by this prospectus will be held by the selling stockholders.

(3)

Includes an aggregate of 1,123,596 shares of common stock deposited into an escrow account for the benefit of the Company and the former stockholders of Claros pursuant to the terms of the Merger Agreement, the proceeds of which may be used to satisfy, among other things, indemnification claims. The amount of shares held in escrow for each selling stockholder is as follows:

Name of Selling Stockholders	Number
Binur, Yuval	3,703
BioVentures Investors (Offshore) III L.P.	46,205
BioVentures Investors III Limited Partnership	225,812
Commons Capital LP	29,673
Geoffrion, Richard	3,703
Hochman, David	3,703
mRNA Fund V L.P.	9,305
Oxford Bioscience Partners V L.P.	412,909
Davis, Jack	7,042
Popper, Caroline	7,913
Popper & Company, LLC	183
Linder, Vincent	77,001
Magliochetti, Michael	77,001
Sia, Samuel	54,875
Steinmiller, David	77,001
Dirckx, Matthew	2,030
Houtchens, Graham	638
Karaseva, Nadezda	667
Fagan, Gary	5,221
Leek, Adrian	4,351
Lascelle, Kimberly	638
Mugo, Isaac	638
Nahas, Michelle	2,030
Reeve, Michael	4,293
Szeto, Annie	754
Tan, Enqing	4,641
Taylor, Jason	4,641
Wittenberg, Judy	580
Bartsch, Georg	7,612
Dretler, Stephen	3,806
Simpson, Bonnie	3,806
Getzenberg, Robert	435
Johnson, John	145
Lilja, Hans	290
Parsons, George	116
Pfeffer, Christian	435
Scardino, Peter	7,612
Scholz, Manfred	290
Vaughan, Darricott	7,612
Wein, Alan	7,612
Whitesides, George	1,160
Zappala, Stephen	290
President and Fellows of Harvard College	15,224

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) October 13, 2013; (2) such time as all of the shares covered by this prospectus have been sold; or (3) the date on which the shares may be sold without restriction or limitation pursuant to Rule 144 of the Securities Act and without requirement to be in compliance with Rule 144(c)(i) under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed on for us by Holland & Knight LLP, Miami, Florida.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K filed with the SEC on November 14, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Kirkland Albrecht & Fredrickson, LLC, independent public accounting firm, has audited the consolidated financial statements of Claros Diagnostics, Inc. included in our Current Report on Form 8-K/A filed with the SEC on November 14, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Claros financial statements are incorporated by reference in reliance on Kirkland Albrecht & Fredrickson, LLC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.opko.com. The information contained in, or that can be accessed through, our website is not incorporated by reference herein and is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 16, 2011, as amended on July 28, 2011;

•	our definitive proxy statement on Schedule 14A filed with the SEC on April 26, 2011;

•

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011filed on May 10, 2011 (as amended on July 5, 2011), August 8, 2011 and November 9, 2011, respectively;

•

our Current Reports on Form 8-K filed on: February 1, 2011; February 22, 2011 (as amended February 22, 2011); March 10, 2011; March 14, 2011; March 18, 2011; June 10, 2011; June 21, 2011; July 29, 2011; September 14, 2011; September 22, 2011; October 12, 2011 (as amended November 14, 2011); October 13, 2011 (as amended November 14, 2011); and November 14, 2011; and

•	the description of our common stock contained in our Registration Statement on Form S-3 as filed with the SEC on February 11, 2011

Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, modifies or supersedes that statement. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus but not delivered with this prospectus.

You may request a copy of these filings, at no cost to you, by telephoning us at (305) 575-4100 or by writing us at the following address:

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-4100

Attention: Secretary

You may also access the documents incorporated by reference in this prospectus through our website at www.opko.com. The reference to our website is an inactive textual reference only and, except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

OPKO HEALTH, INC.

PROSPECTUS

4,494,380 shares of Common Stock

November 28, 2011